UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No.2)*

                          PRG-Schultz International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                           (Title of Class Securities)

                                    69357c107
                      ------------------------------------
                                 (CUSIP Number)


                                Carlo Cannell
    Cannell Capital, LLC, 150 California Street, 5th Floor, San Francisco, CA
                              94111 (415) 835-8300
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 October 25, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.



CUSIP No.  69357c107

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Cannell Capital, LLC
      94-3366999
--------------------------------------------------------------------------------

   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X].................................................................
           ------------------------------------------------------------------
      (b)  .................................................................
           ------------------------------------------------------------------
--------------------------------------------------------------------------------

   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
--------------------------------------------------------------------------------

   4. Source of Funds (See Instructions) OO.................................
                                         ------------------------------------
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
--------------------------------------------------------------------------------

   6. Citizenship or Place of Organization     California...................
                                            ---------------------------------
--------------------------------------------------------------------------------

Number of   7.    Sole Voting Power            0...............................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            8.    Shared Voting Power          7,481,267*....................
                                       --------------------------------------
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            9.    Sole Dispositive Power       0............................
                                          -----------------------------------
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            10.  Shared Dispositive Power      7,481,267*....................
                                           ----------------------------------
            -------------------------------------------------------------------
--------------------------------------------------------------------------------

   11.Aggregate Amount Beneficially Owned by Each Reporting Person   7,481,267*
                                                                   ------------


   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)    12.0%
                                                                      ---------
--------------------------------------------------------------------------------

   14............................Type of Reporting Person (See Instructions) IA
--------------------------------------------------------------------------------

* See Item 5




CUSIP No. 69357c107

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      J. Carlo Cannell

--------------------------------------------------------------------------------

   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X].................................................................
           ------------------------------------------------------------------
      (b)  .................................................................
           ------------------------------------------------------------------
--------------------------------------------------------------------------------

   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
--------------------------------------------------------------------------------

   4. Source of Funds (See Instructions) OO.................................
                                         ------------------------------------
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
--------------------------------------------------------------------------------

   6. Citizenship or Place of Organization     USA..........................
                                            ---------------------------------
--------------------------------------------------------------------------------

Number of   7.    Sole Voting Power            0 ..............................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            8.    Shared Voting Power           7,481,267*...................
                                       --------------------------------------
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            9.    Sole Dispositive Power       0............................
                                          -----------------------------------
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            10.  Shared Dispositive Power       7,481,267*...................
                                           ----------------------------------
            -------------------------------------------------------------------
--------------------------------------------------------------------------------

   11.Aggregate Amount Beneficially Owned by Each Reporting Person    7,481,267*
                                                                    ------------


   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)    12.0%
                                                                      ---------
--------------------------------------------------------------------------------

   14........................Type of Reporting Person (See Instructions)  IN/HC
--------------------------------------------------------------------------------

* See Item 5




CUSIP No. 69357c107

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      The Cuttyhunk Fund Limited

--------------------------------------------------------------------------------

   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X].................................................................
           ------------------------------------------------------------------
      (b)  .................................................................
           ------------------------------------------------------------------
--------------------------------------------------------------------------------

   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
--------------------------------------------------------------------------------

   4. Source of Funds (See Instructions) WC.................................
                                         ------------------------------------
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
--------------------------------------------------------------------------------

   6. Citizenship or Place of Organization     Bermuda......................
                                            ---------------------------------
--------------------------------------------------------------------------------

Number of   7.    Sole Voting Power            0  .............................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            8.    Shared Voting Power          1,847,866*......................
                                       --------------------------------------
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            9.    Sole Dispositive Power       0   ............................
                                          -----------------------------------
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            10.  Shared Dispositive Power      1,847,866*.....................
                                           ----------------------------------
            -------------------------------------------------------------------
--------------------------------------------------------------------------------

   11.Aggregate Amount Beneficially Owned by Each Reporting Person    1,847,866*
                                                                    ------------


   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)     3.0%
                                                                      ---------
--------------------------------------------------------------------------------

   14.........................Type of Reporting Person (See Instructions)  CO
--------------------------------------------------------------------------------

* See Item 5




CUSIP No. 69357c107

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      The Anegada Master Fund Limited

--------------------------------------------------------------------------------

   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X].................................................................
           ------------------------------------------------------------------
      (b)  .................................................................
           ------------------------------------------------------------------
--------------------------------------------------------------------------------

   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
--------------------------------------------------------------------------------

   4. Source of Funds (See Instructions) WC.................................
                                         ------------------------------------
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
--------------------------------------------------------------------------------

   6. Citizenship or Place of Organization     Cayman Islands...............
                                            ---------------------------------
--------------------------------------------------------------------------------

Number of   7.    Sole Voting Power            0 ..............................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            8.    Shared Voting Power          1,637,358*......................
                                       --------------------------------------
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            9.    Sole Dispositive Power       0  ............................
                                          -----------------------------------
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            10.  Shared Dispositive Power      1,637,358*......................
                                           ----------------------------------
            -------------------------------------------------------------------
--------------------------------------------------------------------------------

   11.Aggregate Amount Beneficially Owned by Each Reporting Person   1,637,358*
                                                                    -----------

   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)     2.6%
                                                                      ---------
--------------------------------------------------------------------------------

   14.........................Type of Reporting Person (See Instructions) CO
--------------------------------------------------------------------------------

* See Item 5




CUSIP No. 69357c107

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      GS Cannell Portfolio LLC
      98-0232642
--------------------------------------------------------------------------------

   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X].................................................................
           ------------------------------------------------------------------
      (b)  .................................................................
           ------------------------------------------------------------------
--------------------------------------------------------------------------------

   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
--------------------------------------------------------------------------------

   4. Source of Funds (See Instructions) WC.................................
                                         ------------------------------------
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
--------------------------------------------------------------------------------

   6. Citizenship or Place of Organization     Delaware.....................
                                            ---------------------------------
--------------------------------------------------------------------------------

Number of   7.    Sole Voting Power            0...............................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            8.    Shared Voting Power          1,329,076*......................
                                       --------------------------------------
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            9.    Sole Dispositive Power       0   ............................
                                          -----------------------------------
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            10.  Shared Dispositive Power      1,329,076*......................
                                           ----------------------------------
            -------------------------------------------------------------------
--------------------------------------------------------------------------------

   11.Aggregate Amount Beneficially Owned by Each Reporting Person   1,329,076*
                                                                    -----------

   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)     2.1%
                                                                      ---------
--------------------------------------------------------------------------------

   14.........................Type of Reporting Person (See Instructions) OO
--------------------------------------------------------------------------------

* See Item 5





CUSIP No. 69357c107

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Tonga Partners, L.P.
      94-3164039
--------------------------------------------------------------------------------

   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X].................................................................
           ------------------------------------------------------------------
      (b)  .................................................................
           ------------------------------------------------------------------
--------------------------------------------------------------------------------

   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
--------------------------------------------------------------------------------

   4. Source of Funds (See Instructions) WC.................................
                                         ------------------------------------
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
--------------------------------------------------------------------------------

   6. Citizenship or Place of Organization     Delaware.....................
                                            ---------------------------------
--------------------------------------------------------------------------------

Number of   7.    Sole Voting Power            0  .............................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            8.    Shared Voting Power          2,666,967*....................
                                       --------------------------------------
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            9.    Sole Dispositive Power       0............................
                                          -----------------------------------
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            10.  Shared Dispositive Power      2,666,967*.....................
                                           ----------------------------------
            -------------------------------------------------------------------
--------------------------------------------------------------------------------

   11.Aggregate Amount Beneficially Owned by Each Reporting Person   2,666,967*
                                                                    ------------


   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)     4.3%
                                                                      ---------
--------------------------------------------------------------------------------

   14.........................Type of Reporting Person (See Instructions) PN
--------------------------------------------------------------------------------

* See Item 5



Item 1  Security and Issuer
        This statement relates to Common Stock ("Common Stock"), issued by PRG-Schultz International, Inc., a Georgia Corporation (the "Company"). The address of the principal executive offices of PRG-Schultz International Inc. is 600 Galleria Parkway, Ste 100, Atlanta, Georgia, 30339.

Item 2  Identity and Background

        Name: Cannell Capital, LLC ("Adviser")
        Place of Organization: California
        Principal Business: Investment Adviser
        Address: 150 California Street, 5th Floor, San Francisco, CA 94111 Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None

        Name: The Cuttyhunk Fund Limited ("Cuttyhunk")
        Place of Organization: Bermuda
        Principal Business: Investment
        Address: 73 Front Street, Hamilton, Bermuda HM 12
        Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None

        Name: The Anegada Master Fund Limited ("Anegada")
        Place of Organization: Cayman Islands
        Principal Business: Investment
        Address: c/o Praesideo Fund Services, Ltd.
        Harbour Centre, PO Box 1348, George Town, Grand Cayman, Cayman Islands Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None

        Name: Tonga Partners, L.P. ("Tonga")
        Place of Organization: Delaware
        Principal Business: Investment
        Address: 150 California Street, 5th Floor, San Francisco, CA 94111 Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None

        Name: GS Cannell Portfolio LLC ("GSCP")
        Place of Organization: Delaware
        Principal Business: Investment
        Address: 701 Mount Lucas Road, CN 850, Princeton, NJ 08542 Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None

        Name: J. Carlo Cannell
        Address: 150 California Street, 5th Floor, San Francisco, CA 94111 Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None
        Citizenship: United States

        J Carlo Cannell is the controlling and managing member of Adviser. Adviser serves as investment adviser to Cuttyhunk, Anegada, and GSCP. Adviser is general partner and investment adviser to Tonga.

Item 3  Source and amount of Funds or other Consideration

        The aggregate amount of funds used by Cuttyhunk to purchase 1,450,049 shares of Common Stock directly owned by it was approximately $8,250,586 Such amount was dervied from working capital. The 4.75 convertible subordinated notes were also purchased with working capital.

        The aggregate amount of funds used by Anegada to purchase 1,297,216 shares of Common Stock directly owned by it was approximately $6,586,091 Such amount was derived from working capital. The 4.75 convertible subordinated notes were also purchased with working capital.

        The aggregate amount of funds used by GSCP to purchase 1,042,681 shares of Common Stock directly owned by it was approximately $5,270,258. Such amount was derived from working capital. The 4.75 convertible subordinated notes were also purchased with working capital.

        The aggregate amount of funds used by Tonga to purchase 2,109,409 shares of Common Stock directly owned by it was approximately $11,120,083. Such amount was derived from working capital. The 4.75 convertible subordinated notes were also purchased with working capital.

Item 4  Purpose of Transaction

        The Common Stock was bought in the ordinary course of the Adviser's management of the accounts of its investment advisory clients. As of October 25, 2005 the Reporting Persons continue the formulation of plans to seek maximization of the value of the Common Stock. Such plans may include, but may not necessarily be limited to, pursuit of strategic initiatives to enhance shareholder value. On October 25, 2005, the Adviser sent a letter to the company withdrawing its bid to purchase the company. A copy of such letter is attached to this Statement as Exhibit 99.2 and its contents are incorporated herein by reference.

        Subject to availability at prices deemed favorable and in accordance with applicable laws and regulations, the Reporting Persons may acquire shares of Common Stock of the Company from time to time in the open market, in privately negotiated transactions or otherwise. The Reporting Persons may dispose of shares of Common Stock of the Company from time to time in the open market, in privately negotiated transactions or otherwise.

        Except as set forth above, the Reporting Persons has no present plans or intentions that relate to or that would result in any of the transactions described in clauses (a) through (j) of item 4 of
        Schedule 13D.

Item 5  Interest in Securities of the Issuer

        (a) As of October 25, 2005, excluding shares of Common Stock that the Reporting Persons have the right to acquire, the Reporting Persons directly or indirectly beneficially owned 5,899,355 shares, or 9.5%, of Common Stock of PRG-Schultz International, Inc. (the approximate number of the shares of Common Stock owned is based on 62,289,889 shares of common stock outstanding by PRG-Schultz International, Inc., on July 31, 2005).

           (i) Cuttyhunk owns 1,450,049 shares or 2.3% of the outstanding shares of Common Stock.

           (ii) Anegada owns 1,297,216 shares or 2.1% of the outstanding shares of Common Stock.

           (iii) GSCP owns 1,042,681 shares or 1.7% of the outstanding shares of Common Stock.

           (iv) Tonga owns 2,109,409 shares or 3.4% of the outstanding shares of Common Stock.


        As of October 25, 2005, the Reporting Persons directly or indirectly benefically owned 1,581,912 shares of Common Stock issuable upon conversion of the Issuer's 4.75% convertible subordinated notes. Including such shares, the Reporting Persons are deemed to directly or indirectly have beneficical ownership of 7,481,267 shares, and the Issuer is deemed to have 62,289,889 shares issued and outstandinding. Accordingly, the Reporting Persons are deemed to have benefical ownership of 12.0% of the Common Stock,as follows:

           (i) Cuttyhunk is deemed to have beneficial ownership of 1,847,866 shares, which represents 3.0% on an as converted basis;

           (ii) Anegada is deemed to have beneficial ownership of 1,637,358 shares, which represents 2.6% on an as converted basis;

           (iii) GSCP is deemed to have beneficial ownership of 1,329,076 shares, which represents 2.1% on an as converted basis;

           (iv) Tonga is deemed to have beneficial ownership of 2,666,967 shares, which represents 4.3% on an as converted basis.

        (b) The responses of the Reporting Persons to Items 7 through 11 of the portions of the cover page of this Schedule D which relate to beneficial ownership of shares of the Common Stock are incorporated herein by reference.

        (c) A list of transactions during the past 60 days.

        ---------------------------------------------------------------------
        Party           Date        Amount    Price per   Where & How
                                    Bought      Share       Effected
                                    (Sold)
        ---------------------------------------------------------------------
        TONGA        10/24/2005     (46,681)    1.97      Open Market



        (d-e) Not Applicable

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        J. Carlo Cannell controls and manages the Adviser who makes voting and dispositive decisions for Cuttyhunk, Anegada, GS Cannell, and Tonga.

Item 7  Material to Be Filed as Exhibits

        Exhibit 99.2. Letter from Cannell Capital, LLC to PRG-Schultz International, Inc. Dated October 25, 2005


                             CANNELL CAPITAL LLC
                             150 California Street
                          San Francisco, Calif. 94111

                                    _______

                      Tel (415) 835-8300 Fax (443) 606-0067
                              info@cannellcap.com

                                               October 25, 2005


PRG Schultz International, Inc.
600 Galleria Parkway, Suite 100
Atlanta, GA 30339
Attn: David A. Cole, Chairman


Dear David:

      Cannell Capital, LLC ("Cannell Capital") hereby withdraws its July 29, 2005 offer to purchase PRG Schultz International, Ltd. (the "Company").

      We look forward to meeting Jim McCurry in Atlanta.

      Please be aware that Cannell Capital is required to amend its current 13D filing promptly to include this letter.



Sincerely,



J. Carlo Cannell
Managing Member
Cannell Capital LLC

      Cc:  Laurence Crouch
           Shearman & Sterling





After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 25, 2005
                          J. Carlo Cannell

                              /s/ J. Carlo Cannell
                          ------------------------------
                          J. Carlo Cannell

                              Cannell Capital, LLC

                              /s/ J. Carlo Cannell
                          ------------------------------
                          J. Carlo Cannell, Managing Member

                            The Anegada Master Fund, Limited

                              /s/ J. Carlo Cannell
                          ------------------------------
                          J. Carlo Cannell, Managing Member
                          Cannell Capital, LLC, Investment Adviser

                           The Cuttyhunk Fund Limited

                              /s/ J. Carlo Cannell
                          ------------------------------
                          J. Carlo Cannell, Managing Member
                          Cannell Capital, LLC, Investment Adviser

                          GS Cannell Portfolio LLC

                              /s/ J. Carlo Cannell
                          ------------------------------
                          J. Carlo Cannell, Managing Member
                          Cannell Capital, LLC, Investment Adviser

                              Tonga Partners, L.P.

                              /s/ J. Carlo Cannell
                          ------------------------------
                          J. Carlo Cannell, Managing Member
                          Cannell Capital, LLC, General Partner